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                                                                    Exhibit 4.28


                           MEMORANDUM OF UNDERSTANDING


Between: Mitsui Matsushima Canada Ltd. ("Mitsui Canada") and
            Falls Mountain Coal Inc.
            Pine Valley Mining Corporation
            (together "Pine Valley")

The following are the basic commercial terms under which Mitsui Canada is prepared to amend the agreement for the sale of its one third joint venture interest in the Willow Creek Joint Venture and Pine Valley Coal Ltd.

1. On or before December 12, 2003 Pine Valley will pay $500,000 in to Sutherland Johnson law firm to be held in trust by it until January 6, 2004 at which time it will be paid to Mitsui Canada either as the "Break Fee" or as part of the first instalment on the Purchase Price, as provided below.

2. The Purchase Price of the Mitsui Canada Joint Venture interest is $6 million to be paid by Pine Valley in instalments as follows:

      (i) $2 million on January 6, 2004. This will comprise $1.5 million paid by Pine Valley to Mitsui Canada plus $500,000 to be released by Sutherland Johnson to Mitsui Canada as above.

      (ii)  $200,000 on or before June 30, 2004.

      (iii) $300,000 on or before September 30, 2004.

      (iv)  $1.5 million on or before December 31, 2004.

      (v)   $1.0 million on or before March 31, 2005.

      (vi)  $1.0 million on or before June 30, 2005.

Pine Valley will pay interest to Mitsui Canada on the outstanding balance quarterly in arrears at 7% p.a., calculated daily, payable.

3. In the event that Pine Valley does not close the purchase of the joint venture interest and pay the first instalment of $1.5 to Mitsui Canada on January 6 ,2004 then the $500,000 held by Sutherland Johnson will be released to Mitsui Canada as the Break Fee. In this event the parties will resume their Joint Venture as provided in the present Agreement.

4. On closing Pine Valley will grant Mitsui Canada a first charge over all of its current and future assets as security for the payment of the unpaid balance of the purchase price plus

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interest. Mitsui will agree that its first charge will rank pari passu with any new secured lender to Pine Valley.

      The security agreement will be on standard commercial terms.

      Mitsui will agree to substitute the security agreement for a security agreement and pari passu priority agreement proposed by a new secured lender to Pine Valley provided such substitute security agreement is on standard commercial terms.

5. Pine Valley will submit a monthly report and mining plans(s) to Mitsui Canada until such time as the Purchase Price and all obligations to Mitsui Canada have been paid and satisfied.

6. In the event of a default by Pine Valley the unpaid Purchase Price and any outstanding interest will immediately become due and payable.

The above is subject to agreement on and execution and delivery of a formal agreement and to the approval of the respective Boards of Directors of Pine Valley and Mitsui Canada.

Signed:

Pine Valley Mining Corporation                      Falls Mountain Coal Inc.
(formerly called Globaltex Industries Inc.)


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Mitsui Matsushima Canada Ltd.


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